Filed pursuant to Rule 433
Registration No. 333-158200-01
Free Writing Prospectus Dated August 18, 2011
PPL ELECTRIC UTILITIES CORPORATION
$400,000,000
3.00% FIRST MORTGAGE BONDS DUE 2021

Issuer:	PPL Electric Utilities Corporation

Title:	3.00% First Mortgage Bonds due 2021

Expected Credit Ratings* (Moody’s/S&P/Fitch):	A3/A-/A-

Issuance Format:	SEC Registered

Principal Amount:	$400,000,000

Trade Date:	August 18, 2011

Settlement Date:	August 23, 2011 (T + 3)

Maturity Date:	September 15, 2021

Benchmark Treasury:	2.125% due August 15, 2021

Benchmark Treasury Yield:	2.094%

Spread to Benchmark Treasury:	+100 basis points

Re-offer Yield:	3.094%

Annual Interest Rate:	3.00%

Interest Payment Dates:	Semi-annually on each March 15 and September 15, commencing on March 15, 2012

Price to Investors:	99.191% plus accrued interest, if any, from the Settlement Date

Optional Redemption:	Prior to June 15, 2021, the bonds will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of 100% of the principal amount of the bonds being redeemed or the sum of the present values of the remaining scheduled payments of principal and interest discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 15 basis points. On or after June 15, 2021, the bonds will be redeemable at a redemption price equal to 100% of the principal amount of the bonds being redeemed.

CUSIP/ISIN:	69351U AP8 / US69351UAP84

Joint Bookrunners:	Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Co-Managers:	Fifth Third Securities, Inc.
KeyBanc Capital Markets Inc.
RBC Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.

*	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling PPL Electric Utilities Corporation toll-free at 800-345-3085, Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-877-858-5407, J.P. Morgan Securities LLC collect at 212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.